January 20, 2011

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Speedus Corp.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
File No. 0-27582

Dear Mr. Vaughn:

Set forth below are our responses to the comments and questions presented in your December 16, 2010 letter (a copy of which is attached to this letter). Proposed language for the amended versions of our Form 10-K for the Fiscal Year Ended December 31, 2009 and Forms 10-Q as of March 31, June 30 and September 30, 2010 is included as Attachments 1-5.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 21

-	Evaluation of Disclosure Controls and Procedures, page 21

1.
In response to your request, we will amend the “Evaluation of Disclosure Controls and Procedures” section of our Form 10-K for the fiscal year ended December 31, 2009. The proposed language for the amendment appears in Attachment 1 to this letter. Additionally, we will amend the “Evaluation of Disclosure Controls and Procedures” section of our Forms 10-Q as of March 31, June 30 and September 30, 2010, to provide a conclusion regarding the effectiveness of our disclosure controls and procedures. The proposed language for these amendments appear in Attachments 2-4 to this letter.

-	Management’s Annual Report on Internal Control over Financial Reporting, page 21

2.
In response to your request, we will amend the “Management’s Annual Report on Internal Control” section of our Form 10-K for the fiscal year ended December 31, 2009 to provide management’s conclusion regarding internal control over financial reporting in clear and unqualified language.  The proposed language for the amendment appears in Attachment 1 to this letter.

-	Consolidated Balance Sheets, page 34

1 Dag Hammarskjold Blvd., Freehold, NJ 07728

www.speedus.com

3.
In our 10-K for the Fiscal Year Ended December 31, 2009, we recorded a bad debt expense of $107,385. This expense relates to a single sale that Speedus subsidiary Zargis Medical Corp. made to a firm named Cambridge Systems, Inc. (“CSI”). The entire $107,385 of revenue was booked on August 17, 2009, when all of the revenue recognition criteria were met (including delivery of the product and reasonable expectation of collection). When payment was not received on a timely basis, Zargis diligently pursued the matter. In February 2010, we were informed by CSI’s counsel that they were considering bankruptcy and were offering to pay 30% of the balance. When this payment was not made prior to the filing of our 2009 10-K, we determined that collection was remote and established a full reserve as of December 31, 2009.

Note 2. Summary of Significant Accounting Policies, page 40

-	Revenue Recognition, page 41

4.
In response to your request, we will begin expanding disclosure of our revenue recognition policy in future filings to explain in greater detail each source of revenue and how we meet the criteria for revenue recognition for primary revenue sources. Speedus Corp.  evaluates collectability criteria by conducting a cost-benefit analysis that includes factors such as the projected legal costs of pursuing the collectible, an examination of the debtor’s financial condition, existing liens against the debtor, and the priority and securitization status of the debtor’s other creditors.

Note 9. Income Taxes, page 48

5.	In response to your request, in future filings we will provide disclosures required by section 740-10-50 of the FASB Accounting Standards Codification.

Note 10. Commitments and Contingencies, page 48

6.
We anticipate becoming current on our income tax returns prior to the filing of our next Form 10-K. If we are not current with our income tax returns prior to our next filing, we will include such discloser regarding the impact that the failure to file income tax returns could have on the Company and to discuss how we are accounting for any contingencies, should we determine there are any, relating to the failure to file income tax returns.

Exhibits 31.1 and 31.2

7.
In response to your request, we will amend our Form 10-K for the fiscal year ended December 31, 2009, and our Forms 10-Q as of March 31, June 30 and September 30, 2010, so that the certifications filed as Exhibit 31.1 and Exhibit 31.2 in each of these four filings include all of the introductory language required by Item 601(b)(31) of Regulation S-K. The proposed introductory language for these amendments appears in Attachment 5 to this letter.

Forms 10-Q as of March 31, June 30 and September 30, 2010

8.
In ITEM 4 of our Forms 10-Q as of March 31, June 30 and September 30, 2010, management erroneously included a section entitled “Management's Quarterly Report on Internal Control over Financial Reporting”. In actuality, we perform this assessment on an annual basis only. Attachments 2-4 to this letter contain the proposed amended versions of ITEM 4 (“CONTROLS AND PROCEDURES”) of Speedus Corp.’s Forms 10-Q as of March 31, June 30 and September 30, 2010. As these attachments illustrate, we intend to remove the “Management's Quarterly Report on Internal Control over Financial Reporting” section when amending each of these three filings.

1 Dag Hammarskjold Blvd., Freehold, NJ 07728

www.speedus.com

In closing, as you also requested, Speedus Corp. acknowledges that:

•	Speedus Corp. is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Speedus Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John A. Kallassy
John A. Kallassy
Chief Financial Officer
Speedus Corp.
Tel: 888-773-3669 (Ext. 22)

1 Dag Hammarskjold Blvd., Freehold, NJ 07728

www.speedus.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

DATE:	December 16, 2010

TO:	Mr. John A. Kallassy
Speedus Corp.
Ph. (888) 773-3669
Fax (212) 937-5230

FROM:	Gary Newberry
United States Securities and Exchange Commission
Division of Corporation Finance
Tel. (202)-551-3761
Fax (703)-8l3-6985

RE:	Speedus Corp.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31,2010
File No. 0-27582

Number of pages including cover sheet: 5

The information contained in this facsimile message is attorney privileged and confidential, intended only for the use of the individual or entity named above. If the reader of this message is not the intended recipient, you are hereby notified that any dissemination, distribution or copying of this communication is strictly prohibited. If you have received this communication in error, please immediately notify us by telephone, and return the original message to us at the above address via the U.S. postal service.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

December 16, 2010

Mr. John A. Kallassy
Treasurer and Chief Financial and Accounting Officer
Speedus Corp,
1 Dag Hammarskjold Blvd.
Freehold, New Jersey 07728

Re:	Speedus Corp,
Form 10-K for the Fiscal Year Ended December 31,2009
Filed March 31,2010
File No. 0-27582

Dear Mr. Kallassy:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal Year Ended December 31. 2009

Item 9A. Controls and Procedures, page 21

- Evaluation of Disclosure Controls and Procedures, page 21

1.
We note your disclosure here but we do not see where you have provided a conclusion regarding the effectiveness of your disclosure controls and procedures. Please amend the filing to disclose management's conclusions regarding the effectiveness of disclosure controls and procedures as required by Item 307 of Regulation S-K. Please note this comment also applies to your Forms 10-Q as of March 31, June 30 and September 30, 2010.

Mr. John A. Kallassy
Speedus Corp.
December 16, 2010

- Management's Annual Report on Internal Control over Financial Reporting, page 21

2.
We note your disclosure here that "internal control over financial reporting was not effective with respect to the material weaknesses described below." This language appears to quality your conclusion such that it only applies to the material weaknesses described. Please amend the filing to provide management's conclusion regarding internal control over financial reporting in clear and unqualified language.

Consolidated Balance Sheets, page 34

3.
We note that you recorded an allowance for doubtful accounts of $107,385 during the fourth quarter of 2009. We note that the bad debt expense is approximately 23% of your revenues for the year. Finally, we note your disclosure on page 17 that your revenues increased in 2009 primarily relating to a new service contract completed by Zargis during 2009. Please explain to us in greater detail the circumstances requiring you to record bad debt expense of $107,385.

Note 2. Summary of Significant Accounting Policies, page 40

-Revenue Recognition, page 41

4.
Please expand your disclosure of your revenue recognition policy in future filings, including any amendment to this filing, to explain in greater detail each source of revenue and how you meet the criteria for revenue recognition for each primary source of revenue. In this regard, as we note the significant bad debt provision recorded in 2009, please specifically address how you evaluate the collectability criteria.

Note 9. Income Taxes, page 48

5.	Please revise future filings to provide all of the disclosures required by section 740-10-50 of the FASB Accounting Standards Codification.

Mr. John A. Kallassy
Speedus Corp.
December 16, 2010

Note 10. Commitments and Contingencies, page 48

6.
We note your disclosure in Note 9 that you have not filed any income tax returns since 2005. Please revise future filings to disclose the impact that the failure to file income tax returns could have on the Company. Discuss how you are accounting for any contingencies relating to your failure to file income tax returns.

Exhibits 31.1 and 31.2

7.
We note within your December 31, 2009 Form 10-K and each of your March 31, June 30 and September 30, 2010 Forms 10-Q that the certifications filed as Exhibits 31.1 and 31.2 do not include all of the introductory language of paragraph 4 required by Item 601 (b)(31) of Regulation S-K. Please amend each of these filings to include revised certifications that conform to the requirements of Item 601(b)(31) of Regulation S-K.

Forms 10-Q as of March 31. June 30 and September 30. 2010

8.
We note that you disclose management's conclusions on the effectiveness of your internal control over financial reporting as of March 31, June 30 and September 30, 2010. Item 308(T) of Regulation S-K indicates that management's conclusion on the effectiveness of its internal controls over financial reporting is an annual assessment and disclosure rather than a quarterly assessment and disclosure. Please tell us if management performed an assessment on the effectiveness of its internal controls over financial reporting as of March 31, June 30 and September 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John A. Kallassy
Speedus Corp.
December 16, 2010

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn
Kevin L. Vaughn
Accounting Branch Chief

Attachment 1

We propose amending  ITEM 9A(T) (“CONTROLS AND PROCEDURES”) of Speedus Corp.’s Form 10-K for the fiscal year ended December 31, 2009 as follows:

ITEM 9A(T). CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls And Procedures

The Company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures," as such term is defined in Rules l3a-15e and l5d-I5e promulgated under the Securities Exchange Act of 1934, as amended, (the “Exchange Act"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that such Disclosure Controls and Procedures were not effective. The Company did not complete an evaluation of its disclosure controls and procedures in time to file this Form 10-K by its due date. Such controls and procedures are designed to ensure that all material information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure and that all such information is recorded, processed, summarized and reported as specified in the rules and forms of the SEC.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-I5(f) and I5d-15(f) of the Securities Exchange Act of 1934, as amended). The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles in the United States ("GAAP").

The Company's internal control over financial reporting includes those policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and dispositions of the Company's assets;
•
provide reasonable assurance that the Company's transactions are recorded as necessary to permit preparation of the Company's financial statements in accordance with GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and the Company's directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on its financial statements.

Because of its inherent limitations, internal control over financial reporting cannot prevent or detect every potential misstatement. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

1 Dag Hammarskjold Blvd., Freehold, NJ 07728

www.speedus.com

The Company's management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting, based on the framework and criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management assessed the effectiveness of the Company's internal control over financial reporting for the year ended December 31, 2009 and concluded that such internal control over financial reporting was not effective. This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.  We were not required to have, nor have we engaged our independent registered public accounting firm to perform, an audit on our internal control over financial reporting pursuant to the rules of the Securities and Exchange Commission that permit us to provide only managements’ report in this annual report.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, management identified the following material weaknesses:

•	Timely closing of books and filing of reports
•	Failure to file timely tax returns. Although we have filed extensions and made payments, where applicable, no income tax returns have been filed since 2005.

The above material weaknesses were identified in the second half of 2009, prior to the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which was not filed until October of 2009. At about that time, the Company hired a financial consultant and appointed a new Chief Financial Officer, and these individuals, along with other members of management, began taking steps to alleviate the material weaknesses that were reported. Although management feels it has made improvements in its controls and procedures over financial reporting, because of the turnover in the finance department, and the significant time spent on researching accounting issues mentioned above, the Company did not have sufficient time or management resources available to adequately test its control procedures. Therefore management cannot assure that the above noted material weaknesses have been completely rectified and saw the need to identify the above weaknesses for the fiscal year ended December 31, 2009.

Largely due to the improvements in the financial systems and internal controls that have been made to date, the Company reported its Form 10-Q for the third quarter of 2009 in a timely fashion and expects to file this Form 10-K prior to the required filing date.  In addition, the Company has engaged Amper Politziner & Mattia LLP to prepare and file all previously unfiled tax returns, and has submitted extension requests and estimated payments for the 2009 tax returns.

Changes in Internal Control over Financial Reporting.

With the exception of the changes noted above, there have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

1 Dag Hammarskjold Blvd., Freehold, NJ 07728

www.speedus.com

Attachment 2

We propose amending ITEM 4 (“CONTROLS AND PROCEDURES”) of Speedus Corp.’s Form 10-Q as of September 30, 2010 to read as follows:

ITEM 4 (“CONTROLS AND PROCEDURES”) of Speedus Corp.’s

Evaluation of Disclosure Controls and Procedures

The Company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures," as such term is defined in Rules l3a-15e and l5d-I5e promulgated under the Securities Exchange Act of 1934, as amended, (the “Exchange Act"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that such Disclosure Controls and Procedures were not effective as of September 30, 2010. This conclusion was reached because of the material weaknesses in internal control over financial reporting previously disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and the fact that the Company did not have sufficient time or management resources available to adequately test its control procedures. Such controls and procedures are designed to ensure that all material information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure and that all such information is recorded, processed, summarized and reported as specified in the rules and forms of the SEC.

Changes in Internal Control over Financial Reporting

Management continues to review and evaluate our internal controls procedures and the design of those procedures relating to financial reporting processes in light of the material weaknesses in those areas that were disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009. Although we can make no assurances, we believe that the remediation efforts that are being implemented will improve our internal controls over financial reporting, and our disclosure controls and procedures, and we will continue to work to fully implement these changes through the end of fiscal year 2010. Management will continue to monitor the remediation plan and implementation efforts.

There were no changes to the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act) that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

1 Dag Hammarskjold Blvd., Freehold, NJ 07728

www.speedus.com

Attachment 3

We propose amending ITEM 4 (“CONTROLS AND PROCEDURES”) of Speedus Corp.’s Form 10-Q as of June 30, 2010 to read as follows:

ITEM 4 (“CONTROLS AND PROCEDURES”)

Evaluation of Disclosure Controls and Procedures

The Company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures," as such term is defined in Rules l3a-15e and l5d-I5e promulgated under the Securities Exchange Act of 1934, as amended, (the “Exchange Act"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that such Disclosure Controls and Procedures were not effective as of June 30, 2010. This conclusion was reached because of the material weaknesses in internal control over financial reporting previously disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and the fact that the Company did not have sufficient time or management resources available to adequately test its control procedures. Such controls and procedures are designed to ensure that all material information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure and that all such information is recorded, processed, summarized and reported as specified in the rules and forms of the SEC.

Changes in Internal Control over Financial Reporting

Management continues to review and evaluate our internal controls procedures and the design of those procedures relating to financial reporting processes in light of the material weaknesses in those areas that were disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009. Although we can make no assurances, we believe that the remediation efforts that are being implemented will improve our internal controls over financial reporting, and our disclosure controls and procedures, and we will continue to work to fully implement these changes through the end of fiscal year 2010.  Management will continue to monitor the remediation plan and implementation efforts.

There were no changes to the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act) that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

1 Dag Hammarskjold Blvd., Freehold, NJ 07728

www.speedus.com

Attachment 4

We propose amending ITEM 4 (“CONTROLS AND PROCEDURES”) of Speedus Corp.’s Form 10-Q as of March 31, 2010 to read as follows:

ITEM 4 (“CONTROLS AND PROCEDURES”)

Evaluation of Disclosure Controls and Procedures

The Company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures," as such term is defined in Rules l3a-15e and l5d-I5e promulgated under the Securities Exchange Act of 1934, as amended, (the “Exchange Act"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that such Disclosure Controls and Procedures were not effective as of March 31, 2010. This conclusion was reached because of the material weaknesses in internal control over financial reporting previously disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and the fact that the Company did not have sufficient time or management resources available to adequately test its control procedures. Such controls and procedures are designed to ensure that all material information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure and that all such information is recorded, processed, summarized and reported as specified in the rules and forms of the SEC.

Changes in Internal Control over Financial Reporting

Management continues to review and evaluate our internal controls procedures and the design of those procedures relating to financial reporting processes in light of the material weaknesses in those areas that were disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009. Although we can make no assurances, we believe that the remediation efforts that are being implemented will improve our internal controls over financial reporting, and our disclosure controls and procedures, and we will continue to work to fully implement these changes through the end of fiscal year 2010.  Management will continue to monitor the remediation plan and implementation efforts.

There were no changes to the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act) that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

1 Dag Hammarskjold Blvd., Freehold, NJ 07728

www.speedus.com

Attachment 5

The introductory language of paragraph 4 of the certifications filed as Exhibit 31.1 and Exhibit 31.2 of Speedus Corp.’s Form 10-K for the fiscal year ended December 31, 2009, and our Forms 10-Q as of March 31, June 30 and September 30, 2010, will be amended to read as follows:

“The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:”

1 Dag Hammarskjold Blvd., Freehold, NJ 07728

www.speedus.com